November 7, 2024

Wallace R. Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

       Re: Graham Holdings Company
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-06714
Dear Wallace R. Cooney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance